ANNUAL INFORMATION FORM

YEAR ENDED DECEMBER 31, 2006

March 28, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

iii

ABBREVIATIONS AND CONVERSION

iv

PRESENTATION OF GENTRY'S OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION

v

FORWARD LOOKING STATEMENTS

viii

CORPORATE STRUCTURE

1

GENERAL DEVELOPMENT OF THE BUSINESS

1

Gentry's Development over the Last Three Years

1

RECENT DEVELOPMENTS

3

DESCRIPTION OF THE BUSINESS

3

General

3

Principal Producing Properties

3

Summary of Production from Principal Producing Properties

6

Marketing and Risk Management Arrangements

7

Oil and Natural Gas Reserves

7

Summary of Reserves & Future Net Revenue

8

Additional Information Concerning Future Net Revenue

10

Pricing Assumptions

10

Reconciliation of Reserves

11

Reconciliation of Changes in Net Present Value of Future Net Revenue

11

Undeveloped Reserves

12

Future Development Costs

12

Oil and Natural Gas Wells and Properties

12

Unproved Properties

13

Exploration and Development Activities

13

Production Estimates

13

Quarterly Production History

14

Quarterly Netback History

14

Abandonment and Reclamation Costs

15

Tax Horizon

15

Costs Incurred

15

Environmental and Safety Matters

15

Insurance

16

Future Commitments

16

Human Resources

16

DIVIDENDS

17

- i -

DESCRIPTION OF CAPITAL STRUCTURE

17

Common Shares

17

Preferred Shares

17

Shareholder Rights Plan

17

Normal Course Issuer Bid

17

INDUSTRY CONDITIONS

18

Pricing and Marketing - Oil

18

Pricing and Marketing - Natural Gas

18

The North American Free Trade Agreement ("NAFTA")

18

Provincial Royalties and Incentives

19

Land Tenure

20

Environmental Regulation

21

RISK FACTORS

21

Industry Risks

21

Regulation of Industry

22

Possible Income Tax Changes

22

Need for Future Financings

22

Property Title

22

Recovery and Reserve Estimates

23

Competition

23

Conflicts of Interest

23

Reliance on Management

23

Absence of Dividends

23

MARKET FOR SECURITIES

24

DIRECTORS AND OFFICERS

24

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

25

INTERESTS OF EXPERTS

26

REGISTRAR AND TRANSFER AGENT

26

ADDITIONAL INFORMATION

26

EXHIBIT "A" - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

A-1

EXHIBIT "B" - REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

B-1

EXHIBIT "C" – AUDIT COMMITTEE DISCLOSURE PURSUANT TO MULTILATERAL INSTRUMENT 52-110

C-1

- ii -

GLOSSARY OF TERMS AND ABBREVIATIONS

Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below. Additional terms relating to oil and natural gas reserves and operations have the meanings set forth under “Presentation of Gentry’s Oil & Natural Gas Reserves and Production Information”.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, and the regulations thereunder, and any successor laws or regulations thereto.

"API" means American Petroleum Institute;

"ARTC" means Alberta Royalty Tax Credit;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder, and any successor laws or regulations thereto.

"Common Shares" means common shares in the share capital of the Corporation;

"Corporation" or "Gentry" means Gentry Resources Ltd., a corporation amalgamated under the CBCA;

"NGLs" means natural gas liquids, including condensate, propane, butane and pentane;

“NI 51-101” means National Instrument 51-101, Standards of Disclosure of Oil and Gas Activities, adopted by the Canadian securities regulatory authorities;

"overriding royalty interest" means an interest in the gross production of oil and gas under a lease, free of any expense for exploration, drilling, development, operating and other costs incident to the production and sale of oil and gas produced from the lease;

"property" or "properties" means an oil and/or natural gas property or properties and related tangible equipment, including facilities for producing, gathering, storing, measuring, transporting or processing of oil and/or natural gas production from such property, as well as seismic data, if any;

"Sproule" means Sproule Associates Limited, an independent firm of Geological and Petroleum Engineering Consultants, Calgary, Alberta;

"Sproule Report" means the independent consultants' evaluation of Gentry's oil and natural gas properties prepared by Sproule dated March 02, 2007 and effective as of December 31, 2006; and

"TSX" means the Toronto Stock Exchange.

All information in the Annual Information Form is presented as at December 31, 2006 unless otherwise indicated.

- iii -

ABBREVIATIONS AND CONVERSION

In this Annual Information Form, the following abbreviations have the meanings set forth below.

AECO	Encana Corporation interconnect with the Nova System, the Canadian benchmark for natural gas pricing purposes	GJ Mbbls	gigajoules one thousand barrels
		MBOE	one thousand barrels of oil equivalent
bbls	barrels, with each barrel representing 34.972	Mcf	one thousand cubic feet
	Imperial gallons or 42 U.S. gallons	Mcf/d	one thousand cubic feet per day
bbls/d Bcf	barrels per day billion cubic feet	MMbbls	one million barrels
		MMBOE	one million barrels of oil equivalent
Bcf/d BOE BOE/d

billion cubic feet per day

barrels of oil equivalent converting 6 Mcf of natural gas to one barrel of oil equivalent and one barrel of natural gas liquids to one barrel of oil equivalent. The factor used to convert natural gas and natural gas liquids to oil equivalent is not based on either energy content or prices but is a commonly used industry benchmark.

barrels of oil equivalent per day

MMBTU MMcf MMcf/d MW NGLs WTI

one million British Thermal Units

one million cubic feet

one million cubic feet per day

megawatts of electricity

natural gas liquids

West Texas Intermediate at Cushing, Oklahoma, the benchmark for North American crude oil pricing purposes

In this Annual Information Form, unless otherwise indicated, all dollar amounts are in Canadian dollars and all references to "$" are to Canadian dollars.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.317
cubic metres	cubic feet	35.314
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.4047
hectares	acres	2.471

- iv -

PRESENTATION OF GENTRY'S OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION

Disclosure of Information

In this Annual Information Form, all estimates of oil and natural gas reserves and production are presented on a "company interest" (as defined below) basis, unless indicated that they have been presented on a "gross" or "net" basis.  The Corporation's actual oil and natural gas reserves and production may be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of the Corporation's oil and natural gas reserves do not represent the fair market value of the Corporation's reserves.

The United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that an issuer has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only Proved Reserves but also Probable Reserves (each as defined in NI 51-101 and described below), and to disclose reserves and production on a “gross” basis before deducting royalties. Probable Reserves are higher risk and general believed to be less likely to be accurately estimated or recovered than Proved Reserves. The Corporation has prepared this Annual Information Form in accordance with the Canadian disclosure requirement, and as a result, the Corporation has disclosed reserves designated as “Probable Reserves” and “Proved plus Probable Reserves”. The SEC’s guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. Moreover, the Corporation has determined and disclosed estimated future net revenue from its reserves using both constant and forecast prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report.

The Corporation has adopted the standard of 6 Mcf = 1 BOE when converting natural gas to BOE.  BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf = 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Note to Reader Regarding Oil and Natural Gas Information and National Instrument 51-101

The oil and natural gas operational and reserves information contained in this Annual Information Form contains the information required to be included in the Statement of Reserves Data and Other Oil and Gas Information pursuant to National Instrument 51-101 adopted by the Canadian securities regulatory authorities and is presented in accordance with Form 51-101F1.  Readers should also refer to the Report on Reserves Data by Sproule attached hereto as Exhibit "A" and the Report of Management and Directors on Oil and Gas Disclosure attached hereto as Exhibit "B".  The effective date for the Statement of Reserves Data and Other Oil and Gas Information contained in this Annual Information Form is December 31, 2006 and the information contained in the Annual Information Form has been prepared as of March 28, 2007.

Certain of the following definitions and guidelines have been prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society).  Further information is contained in Section 5.4 of Volume 1 of the COGE Handbook (First Edition, June 30, 2002).  Readers should consult the COGE Handbook for additional explanation and guidance.  Certain other terms used in this Annual Information Form have the meanings assigned to them in National Instrument 51-101 and accompanying Companion Policy 51-101CP, adopted by the Canadian securities regulatory authorities.

- v -

Interests in Reserves, Production, Wells and Properties

"company interest" means in relation to the Corporation's interest in production or reserves, its working interest (operating or non-operating) share before deduction of royalties and including any royalty interests of the Corporation.

"gross" means:

(i)

in relation to the Corporation's interest in production or reserves, its working interest (operating or non-operating) share in its reserves, before deduction of royalties and without including any royalty interests of the Corporation;

(ii)

in relation to wells, the total number of wells in which the Corporation has an interest; and

(iii)

in relation to properties, the total area of properties in which the Corporation has an interest.

"net" means:

(i)

in relation to the Corporation's interest in production or reserves, its working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation's royalty interests in those production or reserves;

(ii)

in relation to the Corporation's interest in wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(iii)

in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"working interest" means the percentage of undivided interest held by the Corporation in the oil and/or natural gas or mineral lease granted by the mineral owner, Crown or freehold, which interest gives the Corporation the right to "work" the property (lease) to explore for, develop, produce and market the leased substances.

Reserves Categories

"Proved Reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves.

"Probable Reserves" are those additional reserves that are less certain to be recovered than Proved Reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves.

"Possible Reserves" are those additional reserves that are less certain to be recovered than Probable Reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated Proved plus Probable plus Possible Reserves.

Development and Production Status

Each of the reserves categories (Proved, Probable and Possible) may be divided into developed and undeveloped categories:

"Developed Reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into Producing and Non-Producing.

- vi -

•

"Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

•

"Developed Non-Producing Reserves" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped Reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (Proved, Probable, Possible) to which they are assigned.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented).  Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•

at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves;

•

at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves; and

•

at least a 10 percent probability that the quantities actually recovered will equal the sum of the estimated Proved plus Probable plus Possible Reserves.

Description of Price and Cost Assumptions

"Constant prices and costs" means prices and costs used in an estimate that are:

(i)

the Corporation's prices and costs as at December 31, 2006, held constant throughout the estimated lives of the properties to which the estimate applies; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

"Forecast prices and costs" means future prices and costs that are:

(i)

generally accepted as being a reasonable outlook of the future; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

- vii -

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to the following:

•

the quantity of oil and natural gas reserves;

•

crude oil, natural gas and natural gas liquids production levels;

•

capital expenditure programs;

•

projections of market prices and costs;

•

supply and demand for crude oil, natural gas and natural gas liquids;

•

expectations regarding the ability of the Corporation and its subsidiaries to raise capital and to continually add to reserves through acquisitions and development; and

•

treatment under governmental regulatory regimes and tax laws.

The actual results of the Corporation and its subsidiaries could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

•

volatility in market prices for crude oil, natural gas and natural gas liquids;

•

liabilities inherent in oil and natural gas operations;

•

uncertainties associated with estimating oil and natural gas reserves;

•

competition for, amongst other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and processing problems; and

•

the other factors discussed under "Risk Factors" in this Annual Information Form.

These factors should not be construed as exhaustive.

- viii -

GENTRY RESOURCES LTD.
Annual Information Form for the Year Ended December 31, 2006

CORPORATE STRUCTURE

Gentry was incorporated under the CBCA and was amalgamated under the CBCA on June 29, 1981 as Sasko Oil & Gas Limited. The name was changed to Gentry Resources Ltd. on October 29, 1990, at which time it consolidated its Common Shares on the basis of one post-consolidation share for every five pre-consolidation shares.  Gentry is extra-territorially incorporated in British Columbia, Alberta, Saskatchewan, and Manitoba.

On June 4, 1999, Gentry's shareholders approved a special resolution to amend Gentry's share capital structure.  In summary, the Class "A" shares, of which none were issued, were deleted; the Class "B" shares were reclassified to Common Shares having one vote per share (the "Common Shares"); and the Preferred Shares, Series 1, of which none were issued, were deleted.  The TSX, where Gentry's stock is listed for trading, approved the substitutional listing of the Common Shares, and to effect the change from Class "B" to Common Shares, Gentry's trading symbol was changed from "GNY.B" to "GNY".

The head office and registered office of Gentry is located at Suite 2500, 101 – 6th Avenue SW, Calgary, Alberta, T2P 3P4.

On April 01, 2005, Gentry amalgamated with its wholly-owned subsidiaries, Gentry Resources (Saskatchewan) Ltd and Gentry Income Funds Inc and continued to operate as Gentry Resources Ltd.  Gentry currently has one wholly-owned inactive subsidiary, Gentry Resources (West Africa) Inc., which was incorporated under the ABCA.  As at December 31, 2006, Gentry also owns a 7.5% interest in the outstanding common equity of Stratic Energy Corporation ("Stratic"), a TSX Venture Exchange listed company which was continued under the Yukon Act.

GENERAL DEVELOPMENT OF THE BUSINESS

Gentry is an independent Alberta oil and gas company which carries on the business of exploring, developing, acquiring, and producing petroleum and natural gas reserves in Alberta and Saskatchewan.  Gentry's focus is to find high quality long life reserves which management believes have significant potential for increased production through infill drilling and enhanced recovery programs.  Its strategy is to engage in low to medium risk exploration and development activities complimented by selective acquisitions in the western Canadian sedimentary basin.

Gentry's Development over the Last Three Years

Developments in 2004

Exploration success at Princess led to the development of two new fields in 2004, the Nisku gas field and the Tilley oil field.  Gentry increased its land position in Princess to 170 gross sections, largely through a $16.25 million acquisition in September that included approximately 275 boe/d of production and two large blocks of land totalling 155 sections.

The lands are “Grant Lands” and as such have no expiration of the mineral rights for lands that are not on production.  The lands are split between two land blocks. The larger of the two is at Bantry comprising 124 sections of land, of which the Company owns an average of 75% or 93 net sections.  The mineral interests held on these lands include rights below the basal Mannville, or more specifically, all Paleozoic rights.  The second land block is at Princess (just north of Bantry) where Gentry acquired 31 sections of land, of which the Corporation controls an average of 86% or 27 net sections.  Similar to Bantry, the mineral rights included in the Princess area are rights below the basal Mannville.  The cost of this transaction was financed in part through the $12.5 million financing completed in the second quarter as well as through bank credit facilities.

In the Princess sub-area of Tide Lake/West Tide Lake, Gentry’s drilling program yielded two Pekisko oil pools as well as significant sweet gas production.  Construction of a sweet gas pipeline and a gas plant was completed in December to help alleviate facility restrictions that were plaguing the area in 2004.

Sedalia saw major expansion in 2004 as Gentry increased its landholdings to 115 sections, with an average working interest of 85%.  2004 production averaged 2.5 mmcf/d and was facility restricted at 3 to 3.5 mmcf/d at year-end.

In 2004, production from Whitecourt averaged 587 mcf/d.  A total of 60 sq. km. of 3D seismic data was acquired and eight wells (3.5 net) were drilled with a success rate of 75%.

Gentry closed two financings with underwriters and one with the management group in 2004.  In the first two financings, 9.5 million shares were issued at a weighted average price of $2.40 per share and one million shares were issued on a flow-through basis at $2.50 per share for total combined proceeds of $25.33 million.  The management group financing consisted of 80,000 shares issued on a flow-through basis at $4.00 per share.  The proceeds from each financing were initially applied to Gentry’s bank indebtedness and then drawn upon to fund capital commitments as required.

Developments in 2005

In 2005, 48% of Gentry’s production, or 1,580 boe/d, was derived from the Greater Princess area.  In January, a Gentry operated five mmcf/d sweet gas plant came onstream at West Tide Lake, followed by the acquisition of a large oil facility which handles all of Gentry’s Pekisko oil production from the area.  At Tilley, Gentry completed the construction of battery with a 10,000 bbl/d handling capacity.  In late 2005, construction was completed on a nine mmcf/d third party sour gas plant adjacent to Gentry’s Nisku field.  All of these capital projects helped alleviate production restrictions which have hindered production from the Greater Princess area over the past few years.

Gentry concluded two asset transactions in the Greater Princess area in 2005, the production from which are reflected in the above numbers.  At the end of the first quarter, Gentry acquired an additional 22% interest in the Tilley oil field for the sum of $8.08 million.  Production from the acquisition was approximately 195 boe/d net to Gentry and increased the Corporation’s interest in the field to approximately 72%.  In the second transaction, Gentry exchange its interest in a non core unit and two shallow gas wells for a battery and five sections of land at West Tide Lake.

At Sedalia, Gentry increased its landholdings to 80,248 acres and drilled 27 wells with a success rate of 92%.  The Corporation expanded out from its initial operational area to other properties with a view to drill deeper horizons targeting larger reservoirs and higher production rates.  Production of four mmcf/d at year-end was limited by capacity constraints although those restrictions eased such that Gentry flowed 5.5 mmcf/d to four separate third party processing facilities early in 2006.

Whitecourt is the Corporation’s higher risk, higher reward area.  Gentry participated in five wells resulting in two gas wells (0.5 net).  The most recent discovery well encountered a new gas pool and opened up a new play concept which was first identified on a 3D seismic survey which was shot in early 2005.  Production from the Whitecourt area averaged 187 boe/d net to Gentry.

The non-operated West Provost area saw the completion of an 18-well gas development drilling program in 2005.  Gas production from the area reached 1.2 mmcf/d net to Gentry once all the wells were been tied-in.

Developments in 2006

The Corporation’s activities were dominated by two farm-in agreements totalling 230 sections in the Princess area.  Gentry focused on meeting the commitments for these agreements, with first commitment of seven wells being completed within 60 days of signing.  The second commitment of 13 exploration wells is ongoing and expected to be completed by August, 2007.

The two agreements provide Gentry with an estimated 146,990 acres or 230 sections of petroleum and natural gas rights in the Mississippian aged Pekisko formation. Approximately 200 of those sections also include all rights in the Nisku formation. With this farm-in Gentry controls approximately 437 mostly contiguous sections with rights predominantly in the Pekisko and deeper formations in the Princess area.

Gentry received a licensed copy of the farmor’s proprietary 3D seismic covering an area of approximately 224 square miles, a vast majority of the farm-in lands. Costs of the seismic data are agreement specific and are discussed below.  Gentry owns or has access to 3D coverage over most of its entire 437 section block.

The first agreement, or development agreement, encompasses approximately 26.5 sections (16,960 acres) of development fairway.  These are lands that infill or are situated within 2 miles of existing Gentry-owned and operated infrastructure at Tilley and West Tide Lake.  Gentry drilled its seven commitment wells in the second quarter.  The earned lands have a five year term, after which any unearned lands will revert to the farmor. All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

The second agreement, or exploration agreement, encompasses approximately 203 sections (approximately 130,029 acres) and lies south of the West Tide Lake Pekisko oil pool and east of Gentry’s Bantry block.  Under the terms of this agreement Gentry has agreed to drill 13 exploration wells, the last of which well must be drilled by August 31, 2007.  The agreement provides for rolling options to earn the remainder of the farm-in lands.  Each earning well will earn a six section block and each block will be chosen after the earning well is drilled and evaluated.  Each earned six section block will have a seven year term, after which the unearned lands will revert to the farmor.  All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

RECENT DEVELOPMENTS

Due to operational issues at Princess and Red Willow late in the fourth quarter of 2006 and early in the new year, Gentry’s 2007 first quarter production is being impacted by approximately 700 boe/d, making current production roughly 3,700 boe/d.  First quarter 2007 drilling in the Princess area has resulted in discoveries which, when placed on stream late in the second quarter, should add approximately 700 boe/d net to the Corporation.

DESCRIPTION OF THE BUSINESS

General

The Corporation's principal properties are located in western Canada in the southern portions of Alberta and Saskatchewan.  Gentry's strategy is two-fold: first, to find high quality, long life reserves which management believes have significant potential for increased production through infill drilling and enhanced recovery programs; and second, to engage in low to medium risk exploration and development activities complimented by selective acquisitions in the Western Canadian Sedimentary Basin.

Principal Producing Properties

The following is a description of Gentry's principal producing oil and gas properties as of December 31, 2006.

Readers are directed to the definitions of "company interest," "gross," "net" and other defined terms and disclosure regarding the Corporation's operations and resources under "Presentation of Gentry's Oil and Natural Gas Reserves and Production Information" in this Annual Information Form.  In particular, unless otherwise indicated as "gross" or "net," all estimates of oil and natural gas reserves and production are presented on a "company interest" basis.

Alberta

Joffre

The Joffre area is located approximately 10 kilometres southeast of Red Deer in south central Alberta.  Gentry owns interests varying between 10% to 40% in the area. Production from the area averaged 4 bbls/d of oil and liquids and 226 mcf/d of gas in 2006.

Princess

The Princess lands are located approximately 30 kilometres east of Brooks, in southeast Alberta.  Gentry owns interests ranging between 28% and 100% in the area. 2006 production averaged 893 bbls/d of oil and liquids and 8,084 mcf/d of gas.

Red Willow

The Red Willow lands are located approximately 270 kilometres northeast of Stettler, in east central Alberta.  Gentry owns interests ranging between 23.56% and 100% the area.  2006 production averaged 14 bbls/d and 1,587 mcf/d.

Red Willow North

The Red Willow North property is located approximately 100 kilometres east of Edmonton, Alberta.  Gentry owns interests varying from 40.4% to 75%.  The wells produced an average of 596 mcf/d of gas net to Gentry in 2006.

Sedalia

The Sedalia lands are located approximately 25 kilometres west of Oyen, in southeast Alberta.  Gentry owns interests ranging between 50% and 100% in the area.  Production in 2006 averaged 48 bbls/d of oil and liquids and 3,855 mcf/d of gas.

West Provost

The West Provost area is located approximately 20 kilometres southeast of Coronation in east central Alberta.  Gentry owns a 27.34% interest in a Gas Unit and interests varying between 18.28% and 100% in the non-unit lands. For 2006, production averaged 72 bbls/d of oil and liquids and 1,072 mcf/d of gas.

Whitecourt

The Whitecourt lands are located west-central Alberta.  Gentry owns interests ranging between 20% and 50%.  Production in 2006 averaged 10 bbls/d of oil and 846 mcf/d of gas net to the Corporation.

Saskatchewan

Baldwinton

The Baldwinton property is located approximately 70 kilometres southeast of Lloydminster. Gentry holds a 30.5% working interest in the area. Production from this area averaged approximately 33 bbls/d of crude oil in 2006.

Benson

The Benson area is located approximately 160 kilometres southeast of Regina.  Gentry has a 10.9153% working interest and a gross overriding royalty interest of 0.07% in the Benson Unit.  Gentry also has royalty interests of 1.875% and 25% of 1/150 (5-15%) respectively in two wells just outside the Unit.  The wells in this Unit produce primarily from the Midale formation.  Production from this area in 2006 was approximately 74 bbls/d of crude oil.

Dollard

The Dollard area is located approximately 300 kilometres west-southwest of Regina.  Gentry has a 3.853% working interest in the Dollard Unit and a gross overriding royalty of approximately 1.5% in the East Dollard Voluntary Unit.  Gentry’s share of production from these units averaged 86 bbls/d of crude oil and 11 mcf/d of gas in 2006.

Steelman

The Steelman area is located approximately 180 kilometres southeast of Regina.  Gentry owns interests in three units in the Steelman area, being units 1A, 4 and 5.

In the Steelman Unit 1A, Gentry holds a 2.707% working interest in the Unit.  Gentry’s share of production from this unit was approximately 16 bbls/d of crude oil and 7 mcf/d of natural gas in 2006.

In the Steelman Unit 4, Gentry holds a 13.938% working interest in the Unit.  Gentry’s share of production from this unit was approximately 74 bbls/d of crude oil and 55 mcf/d of natural gas in 2006.

In the Steelman Unit 5, Gentry holds a 19.927% working interest in the Unit. Gentry’s share of production from this unit was approximately 22 bbls/d of crude oil and 8 mcf/d of natural gas in 2006.

Summary of Production from Principal Producing Properties

During the year ended December 31, 2006, 91.1% of the Corporation's production was derived from Alberta and 8.9% from Saskatchewan.  The following table describes the Corporation's major properties and the average daily production from these properties during the year ended December 31, 2006.

	Product Type
	Light & Medium Crude Oil (bbls/day)	Natural Gas Mcf/day)	Total (boe/day)
Alberta
Joffre	4	226	42
Princess	893	8,084	2,240
Red Willow	14	1,587	279
Red Willow North	-	596	99
Sedalia	48	3,855	691
West Provost	72	1,072	251
Whitecourt	10	846	151
Other	6	278	52

Saskatchewan
Baldwinton	33	-	33
Benson	74	-	74
Dollard	86	11	88
Steelman	112	70	124
Other	46	33	51

TOTAL	1,398	16,658	4,175

Marketing and Risk Management Arrangements

In 2006, all of Gentry's sales occurred in the Canadian market.  The price of oil and gas is deregulated and is negotiated between the producers and suppliers based upon domestic and international economic and market factors (including supply and demand, oil quality, prices for competing oils, distance to market, and value of refined products). Gentry utilizes the services and expertise of various oil and gas marketers to sell its production.  No production is contracted out on terms greater than one year.  Gentry may hedge a portion of its crude oil and/or natural gas production to manage its exposure to fluctuations in the price of the product, although it did not do so in 2006.  The Corporation does not currently have a hedging program in place for 2007.

Gentry's operations in Canada render it subject to foreign currency fluctuations, which may materially affect its financial position and results.  Oil is generally sold at prices stated in U.S. dollars, while costs incurred are paid in the currency of the country in which the activities are undertaken.  At the present time, the Canadian dollar trades at a discount to the U.S. dollar, but any change in the exchange ratio could affect profitability.  Gentry does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Oil and Natural Gas Reserves

In the Sproule Report, Sproule has evaluated all of the crude oil, NGLs and natural gas reserves associated with Gentry's properties effective as of December 31, 2006 in accordance with NI 51-101. There are no reserves evaluated or attributed to Gentry as a result of its investment in Stratic.

In preparing its report, Sproule obtained basic information from Gentry, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans.  Other engineering, geological or economic data required to conduct the evaluation and upon which the Sproule Report is based was obtained from public records, other operators and from Sproule's non-confidential files.  Information concerning the extent and character of ownership of Gentry's interests and the accuracy of all factual data supplied to Sproule by third parties was accepted by Sproule as represented.

The following is a summary, as at December 31, 2006, of the crude oil, NGLs and natural gas reserves of Gentry and the net present value of the estimated future net revenue ascribed to such reserves as evaluated in the Sproule Report, based on both forecast and constant price and cost assumptions. All future net revenues are stated prior to provision for interest, future site restoration and reclamation costs, income taxes, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures.  It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves.  There is no assurance that such price and cost assumptions will be attained and variances could be material.  The recovery and reserve estimates of Gentry's crude oil, NGLs and natural gas reserves provided herein are estimates only.  Actual reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in "Presentation of Gentry's Oil and Natural Gas Reserves and Production Information" in conjunction with the following tables and notes. Columns may not add due to rounding.

Summary of Reserves & Future Net Revenue

The following is a summary of oil and natural gas reserves and net present values of future net revenue as of December 31, 2006:

Forecast Prices and Costs

Summary of Oil & Gas Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)
Proved
Developed Producing	2,682.7	2,388.1	9.0	7.2	15,242	12,450	1,799	1,494	69.4	52.9
Developed Non-Producing	147.5	121.2	-	-	965	759	57	43	0.8	0.6
Undeveloped	97.3	76.6	-	-	3,932	3,105	98	72	17.6	13.3
Total Proved	2,927.5	2,585.9	9.0	7.2	20,139	16,314	1,953	1,609	87.7	66.8

Probable	1,086.6	903.9	1.2	1.0	12,559	9,940	889	674	73.1	57.6
Total Proved Plus Probable	4,014.1	3,489.8	10.2	8.2	32,698	26,254	2,843	2,283	160.9	124.3

Net Present Values of Future Net Revenue

	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved
Developed Producing	149,229	123,354	108,123	97,574	89,609	127,166	105,082	91,885	82,722	75,816
Developed Non-Producing	8,172	6,734	5,728	4,991	4,432	5,696	4,645	3,910	3,372	2,964
Undeveloped	16,065	13,492	11,483	9,884	8,588	11,237	9,245	7,704	6,485	5,504
Total Proved	173,466	143,580	125,333	112,449	102,630	144,098	118,971	103,498	92,579	84,284

Probable	80,665	57,296	45,130	37,126	31,347	56,743	40,057	31,304	25,527	21,354
Total Proved Plus Probable	254,131	200,875	170,463	149,575	133,977	200,841	159,028	134,802	118,106	105,638

Total Future Net Revenue (Undiscounted)
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)

Proved	370,319	62,148	120,299	5,783	8,623	173,466	29,368	144,098

Proved Plus Probable	550,560	98,941	174,964	12,788	9,736	254,131	53,290	200,841

Constant Prices and Costs

Summary of Oil & Gas Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)
Proved
Developed Producing	2,765.5	2,466.8	10.7	8.6	14,996	12,225	1,862	1,547	68.9	52.6
Developed Non-Producing	148.0	121.6	-	-	963	758	57	43	0.8	0.6
Undeveloped	99.2	78.0	-	-	3,926	3,100	99	74	17.6	13.4
Total Proved	3,012.7	2,666.4	10.7	8.6	19,885	16,083	2,018	1,664	87.3	66.5

Probable	1,131.7	941.4	2.8	2.2	12,412	9,806	935	707	73.1	57.5
Total Proved Plus Probable	4,144.3	3,607.8	13.5	10.8	32,297	25,889	2,953	2,372	160.4	124.0

Net Present Values of Future Net Revenue

	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved
Developed Producing	133,149	107,169	92,359	82,367	74,982	114,824	93,082	80,392	71,739	65,318
Developed Non-Producing	7,040	5,741	4,838	4,181	3,684	4,740	3,829	3,195	2,733	2,382
Undeveloped	11,314	9,320	7,765	6,530	5,533	7,658	6,116	4,928	3,993	3,244
Total Proved	151,503	122,230	104,962	93,078	84,199	127,222	103,027	88,515	78,465	70,944

Probable	65,077	46,836	36,798	30,076	25,189	43,661	31,320	24,417	19,764	16,372
Total Proved Plus Probable	216,580	169,065	141,760	123,154	109,388	170,884	134,347	112,932	98,229	87,316

Total Future Net Revenue (Undiscounted)
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)

Proved	317,292	51,155	101,712	5,781	7,142	151,503	24,280	127,222

Proved Plus Probable	464,583	81,214	146,148	12,741	7,899	216,580	45,696	170,884

Additional Information Concerning Future Net Revenue

The net present value of future net revenue by reserves category and production group as of December 31, 2006, using both constant and forecast prices and costs and discounted at 10% per year, is set forth below:

Future Net Revenue Before Income Taxes (Discounted at 10%/Year)

Reserves Category	Production Group	Constant Prices and Costs (M$)	Forecast Prices and Costs (M$)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	57,737	59,331
	Heavy Oil (including solution gas and associated by-products)	14	29
	Natural Gas (including associated by-products)	47,211	65,973
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	73,987	75,377
	Heavy Oil (including solution gas and associated by-products)	23	36
	Natural Gas (including associated by-products)	67,750	95,050

Pricing Assumptions

The forecast price and cost case assumes the continuance of current laws and regulations. Oil prices attributable to Gentry have been adjusted from Sproule’s reference prices below for quality while gas prices have been adjusted for heating values.  Gentry’s weighted average oil and liquids price realized in 2006 was Cdn $57.86/bbl, while the gas price was Cdn $6.63/mcf.

	Oil
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMbtu)	Pentanes Plus FOB Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gat ($Cdn/bbl)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2007	65.73	74.10	63.72	7.72	75.88	55.23	5.0	0.870
2008	68.82	77.62	66.75	8.59	79.49	57.85	4.0	0.870
2009	62.42	70.25	60.41	7.74	71.94	52.36	3.0	0.870
2010	58.37	65.56	56.38	7.55	67.14	48.87	2.0	0.870
2011	55.20	61.90	53.24	7.72	63.40	46.14	2.0	0.870
Thereafter	Generally 2% thereafter.

The constant price and cost case assumes the continuance of produce prices at December 31, 2006 and operating costs projected for 2006, and the continuance of current laws and regulations.  Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis.  The future net revenue to be received from the production of the reserves was based on the following prices and assumptions in effect as of December 31, 2006.

WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMbtu)	Pentanes Plus FOB Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gat ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
61.05	67.59	62.45	6.13	71.51	54.00	0.858

Reconciliation of Reserves

The following table reconciles the Corporation's oil and natural gas reserves (on a net basis) from December 31, 2005 to December 31, 2006, using forecast prices and costs.

Reconciliation of Net Reserves

	Light and Medium Oil			Heavy oil			Associated and Non-Associated Gas			Totals
Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (mmcf)	Probable (mmcf)	Proved Plus Probable (mmcf)	Proved (mboe)	Probable (mboe)	Proved Plus Probable (mmboe)
December 31, 2005	2,260	1,403	3,663	-	-	-	16,295	14,997	31,292	4,976	3,903	8,878
Extensions and Discoveries	628	517	1,144	-	-	-	5,449	6,777	12,226	1,536	1,646	3,182
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	356	(804)	(447)	17	1	21	2,057	(10,642)	(8,587)	716	(2,576)	(1,858)
Acquisitions	-	22	22	-	-	-	-	24	24	-	26	26
Dispositions	(176)	(72)	(248)	-	-	-	(404)	(264)	(667)	(243)	(116)	(359)
Economic Factors	(13)	(105)	(118)	-	-	(3)	(570)	(277)	(847)	(108)	(151)	(262)
Production	(402)	-	(402)	(10)	-	(10)	(4,904)	-	(4,904)	(1,229)	-	(1,229)
December 31, 2006	2,653	961	3,614	7	1	8	17,923	10,614	28,537	5,647	2,731	8,378

Reconciliation of Changes in Net Present Value of Future Net Revenue

The following table sets forth a reconciliation of changes in the net present value of estimated future revenues associated with the Corporation's net proved reserves from December 31, 2005 to December 31, 2006 using constant prices and costs and discounted at 10% per year.

Period and Factor	($thousands)
Estimated Future Net Revenue at December 31, 2005	113,799
Sales and Transfers of Oil, Natural Gas and NGLs Produced, Net of Production Costs and Royalties	(37,119)
Net Change in Prices, Production Costs and Royalties related to Future Production	(27,625)
Changes in Previously Estimated Development Costs Incurred During the Period	(14,595)
Changes in Estimated Future Development Costs	(5,109)
Extension and Improved Recovery	26,115
Discoveries	-
Acquisitions of Reserves	-
Disposition of Reserves	(4,830)
Net Change Resulting from Revisions in Quantity Estimates	12,010
Economic Factors	(1,554)
Accretion of Discount	10,536
Net Change in Income Taxes for Current Period	11,847
Net Change in Income Taxes for Future Forecast	6,435
Miscellaneous Changes	(1,396)
Estimated Future Net Revenue at December 31, 2006	88,515

Undeveloped Reserves

The following table discloses the gross volumes of undeveloped reserves, using constant prices and costs, of the Corporation as at December 31, 2006 that were first attributable to the Corporation in the following years:

	Proved Undeveloped Reserves		Probable Undeveloped Reserves
	Light and Medium Crude Oil (mbbls)	Natural Gas (mmcf)	Light and Medium Crude Oil (mbbls)	Natural Gas (mmcf)
2005	-	-	55	2,846
2006	117	4,025	437	5,294
	117	4,025	492	8,140

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

The Corporation’s undeveloped reserves are dominated by undeveloped gas reserves in Princess.  The Corporation anticipates drilling for these reserves soon after break-up in 2007.  The oil reserves are also in Princess and are expected to be drilled in 2007.

Future Development Costs

The amount of development costs deducted in the estimated net present value of future net revenue is as follows:

($000s)	Constant Prices and Costs		Forecast Prices and Costs
	Proved Reserves		Proved Reserves		Proved Plus Probable Reserves
Year	Undiscounted	Discounted at 10% /year	Undiscounted	Discounted at 10%/year	Undiscounted	Discounted at 10%/year
2007	5,771	5,502	5,771	5,502	11,981	11,423
2008	-	-	-	-	683	592
2009	-	-	-	-	-	-
2010	-	-	-	-	112	80
2011	-	-	-	-	-	-
Remaining	10	6	12	7	12	7
	5,781	5,508	5,783	5,510	12,788	12,102

The Corporation expects to fund these development costs through its internally generated cash flow and its existing credit facility.

Oil and Natural Gas Wells and Properties

The following table summarizes, as at December 31, 2006, Gentry's interests in producing wells and in non-producing wells which were not producing, but may be capable of production.  Although many wells produce both oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the proportion of oil or natural gas production.

	Producing Wells				Shut-In Wells
	Oil		Natural Gas		Oil	Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	83	54	141	74	78	68	121	88
Saskatchewan	313	28	-	-	150	19	-	-
Total	396	82	141	74	228	87	121	88

The Corporation also maintains varying interests in batteries, compressor stations and gas plants in the Princess, Sedalia and Red Willow areas.  The total number of net facilities owned by Gentry is 13.4.

Unproved Properties

The following table summarizes Gentry’s interests in developed and undeveloped properties:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Alberta	108,485	65,708	345,642	178,783	454,127	244,191
Saskatchewan	13,697	5,361	1,280	472	14,977	5,833
Manitoba	-	-	160	160	160	160
Western Canada	122,182	71,069	347,082	179,415	469,264	250,484
Quebec	-	-	376,920	37,692	376,920	37,692
Total	122,182	71,069	724,002	217,107	846,184	288,176

Acreage that Gentry has rights to explore and develop that may expire prior to December 31, 2007 total approximately 15,000 net acres.  Gentry has no material work commitments on such properties and, where Gentry determines appropriate, it can continue the leases by either making the necessary applications or performing the necessary work.  Gentry anticipates that in 2007 it will continue leases totalling approximately 5,900 net acres by either making the necessary applications or performing the necessary work.

Exploration and Development Activities

During 2006, Gentry participated in the drilling of 51 gross wells (48.0 net) with a 90% success rate (91% net).  The majority of Gentry's 2006 wells were drilled in Princess and Sedalia.  The following table summarizes the number and type of wells that Gentry drilled or participated in the drilling of for the year ended December 31, 2006.

	Number of Exploration Wells		Number of Development Wells		Total Wells
Category of Well	Gross	Net	Gross	Net	Gross	Net
Crude oil wells	9	8.3	10	9.9	19	18.2
Natural gas wells	12	11.6	10	8.9	22	20.5
Suspended wells	2	2.0	3	2.8	5	4.8
Service wells	-	-	-	-	-	-
Dry and abandoned wells	5	4.5	-	-	5	4.5
Total	28	26.4	23	21.6	51	48.0

Gentry intends to focus its development activities in the Western Canadian Sedimentary Basin.  Gentry's exploration and development activities are typically funded through debt, internally generated cash flow and issuances of Common Shares.

Production Estimates

The following tables set out the volume of the Corporation’s production estimated for the year ended December 31, 2007, which is reflected in the estimate of future net revenue disclosed in the “Summary of Reserves and Future Net Revenue” section of this Annual Information Form.

Forecast Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)

Total Proved	580.0	460.6	4.0	3.2	5,278	4,046	520	413	9.3	6.9
Total Proved Plus Probable	656.1	518.6	4.1	3.3	5,584	4,438	593	467	10.4	7.8

Constant Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)

Total Proved	579.2	459.9	4.0	3.2	5,236	4,008	518	411	9.1	6.8
Total Proved Plus Probable	655.5	518.1	4.1	3.3	5,805	4,394	591	465	10.3	7.7

No individual field accounts for more than 20% of the estimated production disclosed.

Quarterly Production History

The following table sets forth Gentry's average daily production volumes, on a company interest basis, for each fiscal quarter in 2006 and for the entire year.

	Year Ended December 31, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Light and medium oil (bbls/d)	1,317	1,289	1,538	1,447	1,398
Natural gas (mcf/d)	16,792	18,139	14,388	17,331	16,658
Total (boe/d)	4,116	4,312	3,936	4,335	4,175

Quarterly Netback History

The following tables set forth Gentry's average netbacks received for each fiscal quarter in 2006 and for the entire year.  Netbacks are calculated on the basis of prices received before hedging on sales volumes, less related royalties and related production costs. For multiple product well types, production costs are pro-rated based on that well’s production.

	Year Ended December 31, 2006
Light and medium oil (bbls/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	51.43	67.68	61.92	50.59	57.86
Royalties	(13.39)	(10.95)	(12.59)	(19.49)	(14.20)
Production costs(1)	(9.13)	(8.46)	(11.53)	(15.51)	(11.30)
Netback	28.91	48.27	37.80	15.59	32.36

	Year Ended December 31, 2006
Natural gas (mcf/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	7.65	6.16	5.58	7.02	6.63
Royalties	(1.56)	(1.75)	(1.40)	(1.75)	(1.63)
Production costs(1)	(1.64)	(1.14)	(1.73)	(2.19)	(1.67)
Netback	4.45	3.27	2.45	3.08	3.33

	Year Ended December 31, 2006
Total (boe/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	47.67	46.14	44.59	44.94	45.83
Royalties	(10.64)	(10.64)	(10.04)	(13.49)	(11.24)
Production costs(1)	(9.62)	(7.32)	(10.83)	(13.92)	(10.44)
Netback	27.41	28.18	23.72	17.53	24.15

Note:

(1)

Production costs are costs incurred to operate and maintain wells and related equipment and facilities, including operating costs of support equipment used in oil and gas activities and other costs of operating and maintaining those wells and related equipment and facilities.  Examples of productions costs include items such as field staff labour costs, costs of materials, supplies and fuel consumed and supplies utilized in operating the wells and related equipment (such as power, chemicals and lease rentals), repairs and maintenance costs, property taxes, insurance costs, costs of work-overs, processing and treating fees, overhead fees, taxes (other than income and capital taxes) and other costs.

Abandonment and Reclamation Costs

The Corporation is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its natural gas and petroleum properties (including surface leases, wells, facilities and pipelines) upon abandonment. The Corporation identifies obligations related to petroleum and natural gas properties by estimating the present value of expected future costs to reclaim and abandon these properties and the timing of the costs to be incurred in future periods.  These estimates are currently based on 320 net wells and 13.4 net facilities in respect of which the Corporation expects to incur such costs.  The Corporation anticipates the total inflated amount of such costs to be approximately $9.8 million on an undiscounted basis and $3.4 million discounted at 10%.  The undiscounted amount is approximately $1.2 million higher than the abandonment figure used in the Sproule Report to calculate the future net revenue from proved reserves.  The Corporation anticipates that approximately $429,000 of abandonment and reclamation costs will be incurred in the next three financial years.

Ongoing environmental obligations will generally be funded out of cash flow.

The estimates of total Proved Reserves associated with the Gentry’s properties and the present worth of future net cash flows from such reserves contained in the Sproule Report (based on forecast prices and costs on an undiscounted basis) include expenditures of approximately $8.6 million associated with the abandonment of all wells that were assigned reserves but do not include any provision for surface lease reclamation or facility abandonment costs.

Tax Horizon

While Gentry is subject to the Saskatchewan Resource Surcharge, the Corporation anticipates, based on its current budget, that it may also be required to pay federal and provincial income taxes in the latter part of the 2007 taxation year.

Costs Incurred

The following tables summarize capital expenditures (net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation’s activities for the year ended December 31, 2006:

($thousands)
Drilling and completions	18,131
Facilities and equipping	17,414
Land and seismic	5,767
Capitalized expenses	1,469
Other	65
Expenditures, before net acquisitions	42,846
Acquisitions, net	(6,597)
Net expenditures	36,249

Environmental and Safety Matters

The Corporation and its subsidiaries conduct their operations with a commitment to the health of their employees and the public, as well as the long-term enhancement and protection of the environment.  The Corporation intends to perform all work safely and to comply with all corporate and regulatory requirements. The Corporation intends to continue to operate in a manner consistent with and, where applicable, build on its existing comprehensive safety, health and environment program, which outlines responsibilities and corporate and regulatory standards, as well as provides tools to assist employees and contractors to work safely and to meet or exceed regulatory requirements.

Insurance

The Corporation carries suitable insurance policies to provide protection for its working interest in its natural gas and petroleum properties. Insurance policies cover property damage and general liability. The ongoing level, type and maintenance of insurance will be determined by the Corporation based upon the availability and cost of such insurance and the Corporation's perception of the risk of loss. See "Risk Factors".

Future Commitments

The Corporation does not currently use any type of financial instruments or fixed price physical sales contracts to manage the risk related to fluctuating commodity prices. Absent such hedging activities, all of the Corporation’s crude oil and NGLs and natural gas production is sold into the open market at prevailing spot prices, which exposes the Corporation to the risks associated with commodity price fluctuations and foreign exchange rates. See "Risk Factors".

As at December 31, 2006, the Corporation had the following contractual obligations under office leases and firm service transportation agreements:

($thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Office lease	174	159	-	-	-	-	333
Firm service transportation	40	12	69	69	12	-	202
	214	171	69	69	12	-	535

Human Resources

At December 31, 2006, the Corporation had 23 employees.

DIVIDENDS

The Corporation has not paid dividends on the Common Shares and does not expect to pay any dividends in the foreseeable future as it intends to reinvest any earnings to fund the development and growth of its business.  Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Corporation, as well as other factors the Corporation's board of directors may deem relevant. See “Risk Factors – Absence of Dividends”.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares.  As at December 31, 2006, there were 38,811,130 Common Shares and no Preferred Shares issued and outstanding.

Common Shares

The holders of Common Shares are entitled to: (i) one vote for each Common Share held at all meetings of shareholders of the Corporation other than meetings of the holders of any class or series of shares meeting as a class or series; (ii) receive any dividends declared by the Corporation on the Common Shares; and (iii) subject to the rights of shares ranking prior to the Common Shares, to receive the remaining property of the Corporation on dissolution, after the payment of all liabilities.

Preferred Shares

The Preferred Shares are issuable in series and the designation of, and the rights or privileges, restrictions and conditions attached to any series of Preferred Shares are to be established by the board of directors of the Corporation prior to the issuance thereof.  The Preferred Shares have a preference over the Common Shares and any class of shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Shareholder Rights Plan

On May 28, 2004, Gentry entered into a Shareholder Rights Plan Agreement (the "Rights Plan") with Computershare Trust Company of Canada, as Rights Agent, which was approved by Gentry's shareholders at the 2004 annual general and special meeting of shareholders.  The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding Common Shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of Common Shares, other than such person or entity, shall be entitled to acquire Common Shares at a discounted price.  The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector. A copy of the Rights Plan is available under the Corporation’s SEDAR profile at www.sedar.com.

Normal Course Issuer Bid

On September 27, 2006 Gentry announced that it intended to purchase up to 3,400,000 Common Shares, representing approximately 10% of its public float, pursuant to a normal course issuer bid to be conducted over the facilities of the TSX.  The bid will expire October 01, 2007 and any Common Shares acquired pursuant to the bid will be cancelled.

Gentry's reasoning for the normal course issuer bid is that from time to time, the purchase of Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.  In addition, any purchases made by Gentry will afford increased liquidity to those shareholders of the Corporation who may wish to dispose of their Common Shares. From October 02, 2006 through to March 27, 2007, the Corporation has purchased 179,000 Common Shares at an average price of $4.37 per share under the current normal course issuer bid.  From September 12, 2005 to September 11, 2006, Gentry purchased, pursuant to a previous normal course issuer bid, 644,800 Common Shares at an average price of $5.47 per share.  These shares were subsequently cancelled.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulation imposed by various levels of government. Regulatory approvals must be obtained before drilling wells or constructing facilities. Failure to obtain such approvals on a timely basis could result in delays or abandonment of projects and increased costs.  Although it is not expected that any of these controls or regulations will affect the Corporation's operations in a manner materially different than they would affect other Canadian oil and gas issuers of similar size, the controls and regulations should be considered carefully by investors in the oil and gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in western Canada.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends, in part, on oil type and quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance and other contractual terms. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board (the "NEB").  Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the value of refined products and the supply/demand balance and other contractual terms.  Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 cubic metres per day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere, based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement ("NAFTA")

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are generally prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulations, each province in Canada has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown-owned lands are determined by negotiations between the freehold mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties or net profits or net carried interests.

From time to time, the federal and provincial governments in Canada have established incentive programs which have included royalty rate reductions (including for specific wells), royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects, although the trend is toward eliminating these types of programs in favour of long term programs which enhance predictability for producers.  If applicable, oil and natural gas royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers.

Alberta

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 cubic metre exemption is available for production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. Additionally, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

In Alberta, the amount payable to the Alberta government as a royalty in respect of oil depends on the type of oil, the vintage of the oil, the quantity of oil produced in a month and the value of the oil. The vintage of oil is determined based on various criteria set out in the regulations, but is generally broken down into three categories being old oil, new oil and third tier oil (which is oil produced form pools discovered after September 30, 1992).  The royalty rate on old oil is between 10% and 35%, for new oil it is between 10% and 30%, and for third tier oil it is between 10% and 25%.

The royalty payable to the Alberta government in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the type of natural gas, the quantity produced in a given month and the vintage of the natural gas. The vintage of natural gas is based on various criteria set out in the regulations, but is generally determined based on when the natural gas pools were discovered and natural gas from such pools was recovered.  As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than non-associated natural gas. The royalty payable on natural gas varies between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount.  Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, in 2006, a producer of oil or natural gas was entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate was based on a price-sensitive formula and varied between 75% for prices at or below the royalty tax credit reference price of $100 per cubic metre decreasing to 25% for prices above the royalty tax credit reference price of $210 per cubic metre. The ARTC rate was applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC were generally not eligible for ARTC. The rate was established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.  The ARTC program has been discontinued effective January 01, 2007.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil. The royalty rate payable for old oil is between 20% and 45%, and for new oil and third tier oil is between 10% and 35%. The royalty payable on natural gas in Saskatchewan is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than non-associated natural gas. The royalty rate payable for old gas is between 20% and 45%, and for new gas and third tier gas is between 15% and 35%.

Effective October 1, 2002, the Saskatchewan government revised its fiscal regime for the oil and gas industry. Some royalties on wells existing as of that date will remain unchanged and will therefore be subject to various periods of royalty/tax deduction. The changes include new lower royalty and tax structures applicable to both oil, natural gas and associated natural gas (natural gas produced from oil wells), a new system of volume incentives and a reduced corporation capital tax resource surcharge rate.

The new fiscal regime for the Saskatchewan oil and gas industry provides an incentive to encourage exploration and development through a revised royalty/tax structure for oil and natural gas wells with a finished drilling date on or after October 1, 2002 or incremental oil production due to a new or expanded waterflood project with a commencement date on or after October 1, 2002. This "fourth tier" Crown royalty rate, applicable to both oil and natural gas, is price sensitive and ranges from a minimum 5% at a base price to a maximum of 30% at a price above the base price. A fourth tier freehold tax structure, calculated by subtracting a production tax factor of 12.5 percentage points from the corresponding Crown royalty rates, has also been created which is applicable to conventional oil, incremental oil from new or expanded waterfloods and natural gas. The fourth tier royalty/tax structure is also applicable in respect of associated natural gas that is gathered for use or sale which is produced either from oil wells with a finished drilling date on or after October 1, 2002 and oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 cubic metres of natural gas per cubic metre of oil. In addition, volume-based royalty/tax reduction incentives have been changed such that a maximum royalty of 2.5% now applies to various volumes of both oil and natural gas, depending on the depth and nature of the well (up to 16,000 cubic metres of oil in the case of deep exploratory wells and 25,000 cubic metres of natural gas produced from exploratory wells). The royalty/tax category with respect to re-entry and short sectional horizontal oil wells has been eliminated such that all horizontal oil wells with a finished drilling date on or after October 1, 2002 receive fourth tier royalty/tax rates and incentive volumes. Further changes include the reduction of the corporation capital tax resource surcharge rate from 3.6% to 2.0% and, subject to certain restrictions, the expansion of the deep oil well definition to include oil wells producing from a zone deeper than 1,700 meters.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying periods and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well, pipeline and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures.  A breach of such legislation may result in the imposition of material fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage.

In Alberta, environmental compliance is governed by the Environmental Protection and Enhancement Act (Alberta) and the Oil and Gas Conservation Act (Alberta), both of which impose certain environmental responsibilities on oil and natural gas operators and working interest holders in Alberta and impose penalties for violations. In Saskatchewan, environmental compliance is governed by the Environmental Management and Protection Act (Saskatchewan) and the Oil and Gas Conservation Act (Saskatchewan).

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases.  Canada ratified the Kyoto Protocol in late 2002.  Although the Canadian federal government has not released details of any implementation plan, it has stated that it intends to limit the emission reduction targets for the industry and the cost of emission credits, which could result in increased capital expenditures and operating costs.

The Corporation believes that it is, and intends to continue to be, in material compliance with applicable environmental laws and regulations and is committed to meeting its responsibilities to protect the environment wherever it operates or holds working interests.  The Corporation anticipates that this compliance may result in increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.  The Corporation believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

RISK FACTORS

Investors should consider the following risk factors prior to making an investment in the Common Shares or other securities of the Corporation.

Investment in the Common Shares should be considered to be speculative and involve a degree of risk, including, but not necessarily limited to, the risk factors listed below. Owners and prospective purchasers of the Common Shares should carefully consider, in addition to the other information in this Annual Information Form, the following risk factors inherent in and affecting the Corporation's business before making an investment decision.

Industry Risks

There are many risks inherent in the oil and gas industry which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Corporation's success will depend on its ability to select and acquire suitable producing properties or undeveloped exploration prospects.  The marketability of any oil and natural gas acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation.  These factors include market fluctuations, the world price of crude oil, the continental price of natural gas, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection.  The effect of these factors cannot be accurately predicted.

Hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and operating wells.  The Corporation will have the benefit of insurance maintained by it; however, the Corporation may become liable for damages arising from pollution, blowouts or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Oil and natural gas production operations are also subject to all of the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into formations, which may hinder economic production.

Both oil and natural gas prices are unstable and are subject to fluctuation.  Any material drop in prices could result in a reduction of any future net production revenue of the Corporation.  The economics of producing from wells acquired or drilled by the Corporation may change as a result of lower commodity prices, which could result in a reduction in the volumes of economic reserves of the Corporation.  The Corporation might also elect not to produce from certain wells at lower prices.  Crude oil and natural gas prices are currently at very high levels and may be extremely volatile in the short term.  These factors could result in a material decrease in any future net production revenue of the Corporation, causing a reduction in the Corporation's oil and natural gas acquisition and development activities.

Regulation of Industry

The Corporation's activities are subject to complex and stringent energy, environmental and other governmental laws and regulations.  While management believes that the Corporation's business will be operated in accordance with applicable laws, the Corporation will remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce.  Existing laws and regulations may be revised or new laws and regulations may become applicable to the Corporation that may have a negative effect on the Corporation's business and the results of operations. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The Corporation expects that it will be able to fully comply with all regulatory requirements in this regard.

Possible Income Tax Changes

There can be no assurance that the income tax laws applicable to the Corporation or to the oil and natural gas industry generally will not be changed in a manner that adversely affects the Corporation or the holders of Common Shares.

Need for Future Financings

Additional financing for new development and operations may not be available on acceptable terms in the future.  Where additional financing is raised by the issuance of Common Shares or securities convertible into Common Shares from the Corporation's treasury, control of the Corporation may change and shareholders may suffer further dilution to their investment.  The issuance of debt may result among other things, in the encumbrance of certain of the Corporation's assets, impede the Corporation's ability to obtain additional bank financing, decrease the Corporation's liquidity and adversely affect the Corporation's ability to declare and pay dividends to its shareholders.

Property Title

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Corporation, which could result in a reduction of the revenues received by the Corporation.

Recovery and Reserve Estimates

The recovery and reserve estimates of the Corporation's oil and natural gas reserves provided for herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, all of which may vary considerably from actual results.  The Corporation's actual production, revenues, taxes and development and operating expenses and results will vary from estimates contained in the evaluations, and such variations could be material. Actual reserves may be greater or less than the estimates. The Corporation has used both constant and escalated price and costs assumptions in calculating reserve quantities as required by securities disclosure legislation and policies in Canada.  Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption of oil and natural gas, changes in government regulation or taxation and the impact of inflation on costs, among others.

Competition

Competition could adversely affect the Corporation's performance.  The oil and natural gas industry is characterized by intense competition and the Corporation competes directly with other companies that have greater resources. The industry also competes with other industries who supply non-petroleum energy products.

Conflicts of Interest

Certain of the directors of the Corporation may be engaged and will continue to be engaged in certain business interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Corporation.  Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the CBCA.

Reliance on Management

Holders of securities of the Corporation must rely upon the experience and expertise of management.  The Corporation's continued success is dependent upon its ability to attract and retain experienced management.

Absence of Dividends

The Corporation does not anticipate that cash dividends will be paid on its Common Shares in the foreseeable future since the Corporation currently intends to retain any future earnings to finance the expansion and development of its business.  The declaration and payment in the future of any cash dividends will be at the discretion of the Corporation's board of directors and will depend upon the earnings, capital requirements and financial position of the Corporation, future loan covenants, general economic conditions and other pertinent factors.  No assurance can be given that the Corporation will pay any dividends in the future or with respect to the amount of any such

MARKET FOR SECURITIES

As at December 31, 2006, 38,811,130 Common Shares were issued and outstanding.  The outstanding Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol GNY.  The following table sets forth certain trading information for the Common Shares of Gentry on the TSX during 2006.

Month	High	Low	Close	Volume
January	$6.42	$5.60	$5.82	3,164,523
February	6.16	5.05	5.50	3,331,111
March	5.97	5.37	5.80	2,858,371
April	5.95	5.50	5.76	1,833,940
May	5.88	4.76	5.20	2,117,065
June	5.40	4.25	4.53	1,926,018
July	5.10	4.41	5.06	982,653
August	5.80	5.06	5.20	1,173,511
September	5.64	4.38	4.82	779,430
October	5.30	4.40	5.00	798,030
November	5.35	3.96	5.35	1,663,656
December	5.40	4.72	4.87	796,877

DIRECTORS AND OFFICERS

The board of directors of the Corporation is comprised of five members. Each director is appointed to serve until the next annual meeting of the shareholders of the Corporation.  Set forth below for each director and officer of the Corporation is their name, residence, position with the Corporation, date of appointment as a director (if applicable), principal occupation for the past five years, number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, and number of stock options to acquire Common Shares owned. The terms of each director expires at each annual meeting of the Corporation’s shareholders or when their successor is duly appointed.

Name, Residence and Positions held with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned	Common Shares Under Option
Hugh G. Ross Calgary, Alberta, Canada, President, CEO and Director	President and Chief Executive Officer of the Corporation	Feb. 23, 1987	1,685,964(5) 157,483(5)	275,000
A. Bruce Macdonald(1)(2)(4) Calgary, Alberta, Canada Director	Director, Jayhawk Resources Ltd, a private oil & gas company	Nov. 13, 1995	256,450	292,500
Michael Halvorson(1)(2) Edmonton, Alberta, Canada Director	President of Halcorp Capital Ltd., a private company specializing in the raising of investment capital	Aug. 29, 1994	557,433	232,500
Walter O'Donoghue(3)(4) Calgary, Alberta, Canada Director	Former Partner, Bennett Jones LLP, a law firm	May 29, 1998	183,126	232,500
Dean G. Prodan (1)(3) Calgary, Alberta, Canada Director	Portfolio Manager, Canada Dominion Resources Limited Partnerships	May 19, 2006	50,000	75,000
Ketan Panchmatia Calgary, Alberta, Canada Chief Financial Officer, Vice-President, Finance, and Secretary/Treasurer	Chief Financial Officer, Vice-President, Finance, and Secretary/Treasurer of the Corporation	N/A	239,490	275,000

Name, Residence and Positions held with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned	Common Shares Under Option
R. Gordon McKay Calgary, Alberta, Canada Chief Operating Officer	Chief Operating Officer of the Corporation	N/A	248,403	275,000
Robert J. Poole Calgary, Alberta, Canada Vice-President, Operations	Vice-President, Operations of the Corporation	N/A	254,800	215,000
Lawrence B. Buzan Calgary, Alberta, Canada Vice-President, Land & Negotiations	Vice-President, Land & Negotiations, of the Corporation	N/A	16,095	165,000
Harley Kempthorne Calgary, Alberta Canada Vice-President, Engineering	Vice President, Engineering of the Corporation	N/A	69,400	125,000

Notes:

(1)

Denotes member of Audit and Risk Management Committee.

(2)

Denotes member of Compensation and Human Resources Committee.

(3)

Denotes member of Corporate Governance Committee.

(4)

Denotes member of Reserve Evaluation Committee.

(5)

The 1,685,964 Common Shares are held directly by Mr. Ross.  The 157,483 Common Shares are directly owned by an associate of Mr. Ross.

As at March 28, 2007, the directors and officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 3,718,644 Common Shares, representing 9.6% of the issued and outstanding Common Shares of the Corporation.

There are potential conflicts of interest to which the directors and officers of Gentry will be subject to in connection with the operations of Gentry.  Some of the directors may be or may become engaged in other oil and gas industry interests on their own behalf and on behalf of other corporations with which they are associated, and situations may arise where the directors and officers will be in direct competition with Gentry.  Conflicts, if any, will be subject to the procedures and remedies under the CBCA. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with Gentry are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve the contract.  In addition, the directors are required to act honestly and in good faith with a view to the best interests of Gentry. See "Risk Factors - Conflicts of Interest".

The information regarding the Corporation’s Audit and Risk Management Committee required to be disclosed under Multilateral Instrument 52-110 of certain Canadian securities regulatory authorities is contained in Exhibit “C” to this Annual Information Form.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of the Corporation, none of the directors or executive officers of the Corporation, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with the Corporation since January 1, 2002 or in any proposed transaction that has materially affected or will materially affect the Corporation.

INTERESTS OF EXPERTS

Sproule prepared the Sproule Report dated March 02, 2007 in respect of Gentry's oil and natural gas reserves, summaries of which are contained in this Annual Information Form.  As of the date of the Sproule Report, the partners, consultants, and associates of Sproule, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding shares of Gentry.

The auditors of Gentry are Collins Barrow Calgary LLP, Chartered Accountants, Calgary, Alberta.  None of the Collins Barrow Calgary LLP partners, principals, or designated professionals thereof, had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or our associates or affiliates either at the time they prepared their auditors’ report on the consolidated financial statements for the year ended December 31, 2006 or any time thereafter.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares of Gentry is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s company profile on the SEDAR website at www.sedar.com or on the Corporations website at www.gentryresources.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Corporation's information circular dated April 07, 2006 for its 2006 annual general meeting of Shareholders. Furthermore, additional financial information relating to the Corporation is provided in the Corporation's audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2006.

EXHIBIT "A"

REPORT ON RESERVES DATA BY INDEPENDENT
QUALIFIED RESERVES EVALUATOR OR AUDITOR

Terms to which a meaning is ascribed in Natural Instrument 51-101 have the same meaning herein.

To the board of directors of Gentry Resources Ltd. (the "Corporation"):

1.

We have evaluated the Corporation's reserves data as at December 31, 2006. The reserves data consist of the following:

(a)

i)

proved and proved plus probable oil and gas reserves estimated as at  December 31, 2006 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

ii)

proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii)

the related estimated future net revenue.

2.

The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us as of December 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% discount rate)
			Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule Associates Limited	Evaluation of the P&NG Reserves of Gentry Resources Ltd., as of December 31, 2006, prepared December 2006 to March 2007	Canada	Nil	170,463	Nil	170,463

5.

In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.

We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after the preparation date.

A-1

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limtied

Calgary, Alberta

March 2, 2007

Signed: “Nora T. Stewart”

Nora T. Stewart, P.Eng.

Associate

Signed: “George Strother-Stewart”

George Strother-Stewart, P.Geol.

Associate

Signed: “Robert N. Johnson”

Robert N. Johnson

Vice-President, Engineering

A-2

EXHIBIT "B"

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in Natural Instrument 51-101 have the same meaning herein.

Management of Gentry Resources Ltd. (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)

iii)

proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

iv)

proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii)

the related estimated future net revenue.

An independent qualified reserves evaluator evaluated the Corporation's reserves data.  The report of the independent qualified reserves evaluator is presented as Exhibit "A" to the Annual Information Form of the Corporation dated March 28, 2007.

The Reserve Evaluation Committee of the board of directors of the Corporation has:

(a)

reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b)

met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)

reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserve Evaluation Committee of the board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserve Evaluation Committee, approved

(a)

the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)

the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)

the content and filing of this report.

B-1

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

GENTRY RESOURCES LTD.

Signed: “Hugh G. Ross”

Hugh G. Ross

President, Chief Executive Officer and Director

Signed: “R. Gordon McKay”

R. Gordon McKay

Chief Operating Officer

Signed: “Ketan Panchmatia”

Ketan Panchmatia

Vice-President, Finance and

Chief Financial Officer

Signed: “A. Bruce Macdonald”

A. Bruce Macdonald

Director

March 28, 2007

B-2

EXHIBIT "C"

AUDIT COMMITTEE DISCLOSURE PURSUANT

TO MULTILATERAL INSTRUMENT 52-110

THE AUDIT COMMITTEE’S CHARTER

1.

The objectives of the Committee are:

a)

helping directors discharge their duties and responsibilities, especially accountability;

b)

providing better communication between directors and the external auditor;

c)

enhancing the external auditors’ independence;

d)

ensuring the credibility and objectivity of financial reports; and

e)

strengthening the role of the external directors by facilitating in depth discussions between the Committee, senior management and the external auditor.

2.

The Committee shall be charged with the following advisory functions, duties and responsibilities:

a)

Review the annual audited financial statements with senior management and the external auditor prior to their submission to the Board for approval.

b)

Review annually the results of the external auditors’ review of the Corporation's financial records, including the management letter, and report to the Board any matter remaining unresolved and their approval of statements.

c)

Review annually the results of the reports of the external auditor with respect to the state of the Corporation’s internal control systems and report to the Board the results of the review.

d)

Review, prior to issue or review by the Board, all continuous disclosure and other documents of the Corporation that include financial statements specifically, without limitation, all prospectuses, annual information forms, management discussion and analysis and annual reports.

e)

Review any report from senior management of any outstanding litigation or claims and report to the Board as appropriate.

f)

Review the quality of service and performance of the external auditor and external audit fees and costs and recommend annually to the Board the appointment or reappointment of an external auditor.

g)

Review at least annually and report to the Board on the insurable risks and insurance coverages of the Corporation, including directors and officers liability insurance.

h)

Review quarterly and report to the Board on the hedging, financial risk management and derivatives position of the Corporation.

i)

Review and report to the Board on the compliance reports by senior management.

j)

Review at least annually and report to the Board on senior management’s recommendations with respect to the Corporation’s maintenance of safety, health and environmental policies, procedures and practices in the conduct of its operations, directed to preventing injury to its employees, the public and the environment.

k)

Review at least annually in conjunction with the Corporate Governance Committee and report to the Board on the adequacy of the Committee's terms of reference.

3.

The Committee shall be charged with the following decision-making functions, duties and responsibilities:

a)

Review the unaudited quarterly financial statements with senior management and recommend to the Board to approve the same.

b)

Review the press release and shareholders report issued to accompany the unaudited quarterly financial statements with senior management and recommend to the Board to approve the same.

C-1

If, in order to properly discharge its functions, duties and responsibilities, it is necessary, in the opinion of the Committee, that the Committee obtain the advice and counsel of internal and/or external advisors, the Chairman shall, at the request of the Committee (and subject to the approval of the Board in the case of external advisors only), engage the necessary advisors.

4.

Constitution

a)

The Committee shall be composed of a minimum of three (3) directors.

b)

The members of the Committee shall be appointed or reappointed at the meeting of the Board immediately following each annual meeting of the shareholders of the Corporation.  Each member of the Committee shall continue to be a member thereof until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

c)

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint a chairman (the "Chairman") from amongst their number.  If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting shall be chosen by the Committee from among the members present.  The Chairman presiding at any meeting of the Committee shall have a casting vote in case of deadlock.  The Committee shall also appoint a Secretary who need not be director or officer of the Corporation.

5.

Meetings and Minutes

a)

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

i)

a quorum for meetings shall be two (2) members, neither of which is an officer or employee of the Corporation, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

ii)

the Committee shall meet at least quarterly;

iii)

notice of the time and place of every meeting shall be given to each member of the Committee, and, if requested or required, the external auditor of the Corporation, at least 48 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

iv)

the external auditor shall be entitled to attend each meeting at the request of the Committee and at the expense of the Corporation;

v)

a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman of the Committee, the Chairman of the Board or the Chief Executive Officer of the Corporation or by any two (2) members of the Committee or the external auditor; and

vi)

the Committee shall at all times have the right to determine who shall and shall not be present at any part of the meetings of the Committee.

b)

All deliberations, recommendations and decisions of the Committee shall be recorded by the Secretary in the minutes of the meetings of the Committee. A verbal report on such meeting shall be made by the Chairman of the Committee to the Board at the next Board meeting and the minutes of such meeting shall be circulated to the Committee and the Board prior to the next following Committee and Board meetings respectively.

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Audit Committee are Michael Halvorson (Chair), A. Bruce Macdonald and Dean Prodan.  Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110 and all are independent committee members.

C-2

Michael Halvorson

Michael H. Halvorson, a director of the Company, is President of  Halcorp Capital Ltd., a position he has held since September 1981.  Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Orezone Resources Inc., Esperanza Silver Corporation, NovaGold Resources Inc., Radiant Resources Inc. and Pediment Exploration Ltd.  Past directorships include Western Silver Inc. and Viceroy Exploration Ltd. Mr. Halvorson is also currently on the audit committees for Strathmore Minerals Corp., Esperanza Silver Corporation and NovaGold Resources Inc.  He was also formerly on the audit committee for Orezone Resources Inc.

A. Bruce Macdonald

A director of Jayhawk Resources Ltd, a private oil and gas company, Mr. Macdonald earned his Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines. His 40 plus years of experience in the oil and gas industry was gained in Canada, the United States and Australia.  Before joining Gentry’s Board, he was Executive Vice-President with Andex Oil Co. Ltd. and its successor company, EOG Resources. Mr. Macdonald was Chairman of the Audit Committee for Stratic Energy Corporation, an international oil and gas exploration company listed on the TSX-Venture Exchange, and was a member of the Audit Committee for Sloane Petroleums Inc., a public company acquired by the Corporation in 2001.

Dean Prodan

Mr. Prodan has over 20 years of experience in Canadian oil and gas capital markets, including advising some of the largest pension and mutual funds in North America.  He is currently the portfolio manager for Canada Dominion Resources Limited partnerships and serves as a director of Macro Enterprises Inc.  Mr. Prodan has previously served on the audit committees of Marauder Resources East Coast Inc and NQL Energy Services Inc.

EXTERNAL AUDITOR SERVICE FEES

The aggregate amounts billed by Collins Barrow Calgary LLP, Chartered Accountants to the Company in each of the fiscal years ended December 31, 2006 and 2005 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees(1)	$ 173,000	$ 115,300
Audit-Related Fees(2)	15,500	4,654
Tax Fees(3)	-	-
All Other Fees(4)	-	5,500
Totals	$188,500	$125,454

NOTES:

1.

“Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

2.

“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally for US standards compliance, adoption of new accounting standards etc.

3.

“Tax Fees” represent fees for tax compliance, tax advice and tax planning.

4.

“Other Fees” represent fees for corporate tax planning services.

C-3